Fifth Wall Acquisition Corp. I
6060 Center Drive

10th Floor

Los Angeles, California 90045

February 2, 2021

VIA EDGAR

Erin Purnell
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fifth Wall Acquisition Corp. I
Acceleration Request for Registration Statement on Form S-1
File No. 333-252274

Requested Date:	February 4, 2021
Requested Time:	4:00 p.m. Eastern Standard Time

Dear Ms. Purnell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Fifth Wall Acquisition Corp. I (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 4, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Daniel Espinoza at (650) 752-3152. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Daniel Espinoza, by email at despinoza@goodwinlaw.com.

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If you have any questions regarding this request, please contact Daniel Espinoza of Goodwin Procter LLP at (650) 752-3152.

Sincerely,

Fifth Wall Acquisition Corp. I

/s/ Brendan Wallace
Brendan Wallace
Chief Executive Officer

cc:	Jocelyn Arel, Esq., Goodwin Procter LLP
Daniel Espinoza, Esq., Goodwin Procter LLP
Audrey S. Leigh, Esq., Goodwin Procter LLP